

September 27, 2011

Via E-mail
Mr. Mark C. Allen
Chief Financial Officer
Denbury Resources Inc.
5320 Legacy Drive
Plano, TX 75024

> **Re:** **Denbury Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-12935**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Oil and Natural Gas Reserves Estimates, page 21

1. Please expand your disclosure to comply with all of Item 1203 of Regulation S-K. Paragraph (b) requires you to disclose the number of proved undeveloped reserves that you converted to proved developed during the year. Paragraph (c) requires you to discuss the investments and progress you made during the year in converting proved undeveloped reserves to proved developed reserves.

Overview of Tertiary Economics, page 44

2.   You use the term finding and development cost, however, you do not define how you calculate this cost. As there is not a standard way to calculate these costs in the industry, please revise your document to disclose how you calculate these costs.

3.   Please provide support for your statement that your tertiary development costs tend to be lower than those in conventional oil operations.

Exhibit 99

4.   Please obtain and file a new third party engineer report as the current report did not state the purpose of the report nor did it give the date that the report was completed. Please see paragraphs (8)(i) and (8)(ii) of Item 1202 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about our engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director